

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 25, 2010

Mr. Thomas Fuller
Chief Financial Officer
Pet DRx Corporation
c/o VCA Antech
12401 West Olympic Boulevard
Los Angeles, CA 90064

      Re: **Pet DRx Corporation**
             Amendment to Schedule 14C
             File No. 001-34085
             Filed August 13, 2010

Dear Mr. Fuller:

We have limited our review of your information statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your information statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your information statement and the information you provide in response to these comments, we may have additional comments.

<u>Interest of Pet DRx's Officers and Directors in the Stock Purchase Agreement and the Merger Agreement, page 28</u>

1.   Please revise to disclose the cash payment received by each officer and director for their outstanding shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 at with any questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Keith Melman
Fax: (310) 229-1001